June 5, 2008

Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intersil Corporation

Form 10-K for fiscal year ended December 28, 2007

Form 10-Q for fiscal quarter ended March 28, 2008

File No. 0-29617

Dear Mr. Webb:

Thank you for your letter dated May 29, 2008 and your comments regarding our filings. Below please find your comments and our corresponding responses. We strive to provide disclosures that are informative and accurate. We welcome your comments as a means to enhance our disclosures and ensure that we are fully compliant with all of the disclosure requirements of the Unites States Securities and Exchange Commission.

In connection with our responses, we hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses:

Form 10-Q for the fiscal quarter ended March 28, 2008

Notes to Consolidated Financial Statements, page 6

Note 5 Investments, page 10

1.

We see you indicate you own auction rate securities(ARS) that are classified as available for sale and are recorded at fair value and that during the quarter ended March 28, 2008, $11.9 million of the securities were determined to have incurred losses that were other than temporary. We also see that you recorded an unrealized

Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

June 5, 2008

loss of $9.7 million in other comprehensive income related to your ARS during the same quarter. Please provide us with all applicable disclosures required by paragraph 17 of FSP FAS 115-1 and 124-1 and include such disclosures in future filings.

We respectfully submit that all required disclosures by paragraph 17 are included in Note 5 to the Form 10-Q other than the following table in response to the requirements of 17(a), which we will include in future filings:

The following table summarizes the fair value and gross unrealized losses related to Intersil’s available-for-sale securities considered to be temporarily impaired, based on length of time that individual securities have been in a continuous unrealized loss position, as of March 28, 2008 and December 28, 2007.

	Less than 12 months		Greater than 12 months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized losses
	(in millions)
Auction rate securities as of March 28, 2008	$82.0	$(9.7)	—	—	$82.0	$(9.7)

Auction rate securities as of December 28, 2007	$98.3	$(5.3)	—	—	$98.3	$(5.3)

Note 14 Income Taxes and Discontinued Operations, page 15

2.	We note in paragraph 14.1 the Company reversed the non-current portion of income taxes payable related to uncertain tax positions (UTP’s) as of December 28, 2007 to income taxes in the consolidated statement of operations as a benefit due to the expiration of the statute of limitations on the tax years 2002 and 2003. You indicate the benefit is approximately $39.4 million which represents a substantial portion of the Company’s UTP’s. It appears from your disclosure that the statute of limitations for each UTB related to tax years 2002 and 2003 all expired in the same period. Please quantify and tell us the nature of these UTP’s, why they expire in the same period and how your disclosure and accounting for them complies with FIN 48 or other applicable GAAP.

Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

June 5, 2008

The tax benefit of $39.4 million included approximately $20 million reversal of a previously established unrecognized tax benefit in continuing operations related to international tax structures and a similar reversal of approximately $19.4 million in discontinued operations relating to the sale of our wireless division. Included in these amounts is approximately $1.2 million reduction in the accrual for interest.

The 2002 statute that would have normally expired on September 15, 2006 was extended by an agreement with the Internal Revenue Service (IRS) to December 31, 2007. The 2003 statute that would have normally expired on September 15, 2007 was extended by the IRS to December 31, 2007 for hurricane relief. We released the reserves for these UTPs in the period in which the statute expired as required by paragraph 10 of FIN 48.

We respectfully submit that all required disclosures of FIN 48 are included in Note 16 to the Annual Report on Form 10-K and updated in all material matters in Note 14 to the Form 10-Q other than the information above which we will include in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

Cost of Revenue and Gross Profit, page 19

3.	We note a 6% decline in gross margins you attribute to numerous factors including increases in the price of gold. In future annual and interim filings to more clearly comply with Item 303 of Regulation S-K, each individually significant factor contributing to the change should be quantified to the extent practicable and an explanation should be given as to why that factor changed. Management’s assessment as to how these changes are expected to affect future operations should also be presented where possible. To this end, please tell us and explain in future filings how the price of gold impacts your gross margin.

Gross margins were primarily impacted by approximately $5.9 million of expenses related to our reorganization. To a lesser extent, gross margins were also impacted by underutilization of our internal facilities and increases in the price of gold.

Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

June 5, 2008

Pure gold wire is used in many of our products. Our assembly subcontractors purchase most of our gold requirements and pass the costs to us, affecting our production costs. Historically, cost changes for gold wire have been insignificant; however, recent price increases have had a more visible impact to our production costs and our gross margins.

We estimate that we incurred approximately $1 million in additional production costs during the first quarter of 2008 compared to the first quarter of 2007 as a result of increases in the cost of gold wire.

We will fully explain significant factors affecting our gross margin in future filings.

Form 8-K dated April 16, 2008

Exhibit 99.1

4.	We note that you present your non-GAAP measures in the form of a statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP Gross profit, non-GAAP Research and development expense, non-GAAP Selling, general and administrative expense, non-GAAP Operating income, non-GAAP Pretax income and non-GAAP Net income, which have not all been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provided useful information to investors.

•

To eliminate investor confusion, please remove the statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

June 5, 2008

We agree with your comment and will revise our future 8-K filings as requested.

5.	In addition, we note that you refer to your non-GAAP presentation as “pro-forma” financial measures. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

We agree with your comment and will revise our future 8-K filings to omit the use of pro forma terminology.

We believe the foregoing responds fully to each of the questions in the Staff’s May 29, 2008 Comment Letter. Please let us know if you have questions about our responses.

Sincerely,

/s/ David A. Zinsner
David A. Zinsner
Chief Financial Officer
Intersil Corporation